UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE RELEVANT PART OF EDENOR’S S.A.’ BOARD OF DIRECTORS MINUTE N° 442

MINUTE N° 442: In the Autonomous City of Buenos Aires, on the 7 days of November 2019, at 10:00hs, in the corporate address of the Company, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) whose signatures appear at the end of this minute are gathered namely: Ricardo Torres, Carolina Sigwald, Diego Salaverri, Gustavo Capatti, Carlos Iglesias, María José Wuille Bille, Emilio Basavilbaso, Lucas Amado and Mariano Garcia Mithieux. Messrs Permanent auditors Germán Wetzler Malbrán  and Jorge Roberto Pardo on behalf of the Audit Committee are also present, as well as Messrs. Mr. Leandro Montero, Edenor’s Finance and Control Director, Carlos Ariosa, Legal Affairs manager and Mr. Sergio Cravero, PWC partner, Edenor’s external auditor.  The meeting is chaired by the Board of Directors’ Chairman, Mr. Ricardo Torres, who after verifying that there is quorum, declares the meeting to be in session and submits for the consideration of the Directors the FIRST ISSUE of the Agenda timely informed […].

Afterwards, the THIRD ISSUE of the Agenda is taken into consideration: 3°) Consideration of the Company’s Interim Financial Statements at September 30th 2019. The Chairman informs that regarding this issue of the Agenda, it is appropriate to take into consideration the Financial Statements and other documents corresponding to the nine months period ended on September 30th, 2019, and stated the documents to be analyzed has been distributed among attendants together with the call for this meeting. Accordingly, it is proposed that the reading of said documents is omitted which was approved unanimously by attendants, offering Messrs. Directors for the consideration of Interim Condensed Financial Statements at September 30th 2019 and for the nine months period ended on September 30th 2019 and 2018, which include the Statement of Financial Position, Integral Income Statement, Statement of Changes in Net Worth, Cash Flow Statement, annexed documents, reporting summary, information required by the BYMA regulation and reports issued by the Certifying auditor and the Auditing Commission, corresponding to the period ended in September 30th 2019. The Chairman requests all documents submitted for consideration are approved. Having submitted the motion for voting and after a brief exchange of opinions, the Board of Directors unanimously DECIDES to : i) approve all the documents submitted for consideration within the present Agenda; ii) take note of the reports supporting the Financial Statements approved and iii) authorize the Company’s´ Chairman and Vice President indistinctly to subscribe the Financial Statements corresponding to the period ended on September 30th 2019. Afterwards, the FOURTH ISSUE of the Agenda is taken into consideration [...].there being no further issues to be discussed; the Chairman concludes the meeting at 11.30 am.

Signed below by: Ricardo Torres, Carolina Sigwald, Diego Salaverri, Gustavo Capatti, Carlos Iglesias, María José Wuille-Bille, Emilio Basavilbaso, Lucas Amado, Mariano Garcia Mithieux, Germán Wetzler Malbrán and Jorge Pardo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 13, 2019